EXHIBIT 13.1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the Quarterly Payment Date on March 3, 2003


                        ME PORTFOLIO MANAGEMENT LIMITED,
                    as manager of the SMHL Global Fund No. 3
             ------------------------------------------------------
             (Exact name of Registrant as specified in its Charter)


          LEVEL 23, 360 COLLINS STREET, MELBOURNE, VIC 3000, AUSTRALIA
          ------------------------------------------------------------
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]      Form 40-F  [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                             Yes [ ]            No     [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on March 3, 2003, Perpetual Trustees Australia Liimited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").

FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the SMHL Global Fund No. 3, by the undersigned, thereunto duly authorized.


                                     ME PORTFOLIO MANAGEMENT LIMITED,
                                     as Manager for the SMHL Global Fund No.3,

                                     (Registrant)




Dated: March 14, 2003                By:   /S/  NICHOLAS VAMVAKAS
                                         ---------------------------------------
                                     Name:   Nicholas Vamvakas
                                     Title:  Director (Chief Financial Officer)

EXHIBIT INDEX

--------  ----------------------------------------------------------------------
EXHIBIT   DESCRIPTION
--------  ----------------------------------------------------------------------

99.1      The Noteholders Report for the Quarterly Payment Date on March 3, 2003

                                                                    EXHIBIT 99.1


                               NOTEHOLDERS REPORT
                              SMHL GLOBAL FUND NO.3
                        COUPON PERIOD ENDING 3 MARCH 2003




                                             ORIGINAL        BEGINNING PERIOD    PRINCIPAL          INTEREST
CUSIP RULE 144A  CUSIP REG S    CLASS        BALANCE         INVESTED AMOUNT     DISTRIBUTION      DISTRIBUTION
---------------  ------------  -------  -----------------   -----------------   ---------------   --------------

784538 AA 8      Q85195 AA 5   A        $1,400,000,000.00   $1,400,000,000.00   $212,921,882.01   $10,414,444.44
                               Total    $1,400,000,000.00   $1,400,000,000.00   $212,921,882.01   $10,414,444.44
------------------------------------------------------------------------------------------------------------------

                                                              OUTSTANDING
                                   ENDING PERIOD INVESTED       PRINCIPAL
             TOTAL DISTRIBUTION            AMOUNT                BALANCE
             ------------------    ----------------------   -----------------

                 223,336,326.45         $1,187,078,117.99   $1,187,078,117.99
                 223,336,326.45         $1,187,078,117.99   $1,187,078,117.99
-------------------------------------------------------------------------------


              CUSIP                    CUSIP                                                                 CURRENT PASS THROUGH
            RULE 144A                  REG S                     CLASS                POOL FACTOR                   RATES*
-----------------------------  ---------------------     --------------------   --------------------------   ---------------------
784538 A 8                     Q85195 AA 5               A                                    $0.847912941                2.06000%
                                                         Total                                $0.847912941    *Based on a LIBOR of
                                                                                                                          1.84000%
                               AMOUNTS PER $1,000 UNIT



------------------------------------------------------------------------------------------------------------------------------------
         CUSIP               CUSIP                            PRINCIPAL             INTEREST            TOTAL         ENDING PERIOD
       RULE 144A             REG S              CLASS       DISTRIBUTION          DISTRIBUTIONS      DISTRIBUTIONS       BALANCE
------------------------  -----------         ----------   --------------       ----------------   ----------------   -------------
784538 AA 8               Q85195 AA 5           A           $152.08705858            $7.43888889      $159.52594747   $847.91294142
                                                Total       $152.08705858            $7.43888889      $159.52594747   $847.91294142


QUARTERLY PRINCIPAL
    DISTRIBUTION        SCHEDULED PRINCIPAL        PREPAYMENTS         LIQUIDATIONS          INSURANCE PROCEEDS           TOTAL
-------------------    --------------------     ----------------    ----------------------  -------------------   ------------------
Class A                        9,432,049.43       203,489,832.59                      0.00                 0.00       212,921,882.02
Per $1000 unit                   6.73717816         145.34988042                0.00000000           0.00000000         152.08705858

Total                          9,432,049.43       203,489,832.59                      0.00                 0.00       212,921,882.02
Per $1000 unit                   6.73717816         145.34988042                0.00000000          0.00000000          152.08705858





COLLATERAL DISTRIBUTIONS                     CURRENT PERIOD          SINCE INCEPTION        CURRENT PERIOD        SINCE INCEPTION
-----------------------------------     --------------------   ---------------------   -------------------   ---------------------
Beginning Collateral Balance            AUD 2,588,444,525.55    AUD 2,588,444,525.55   USD 1,418,467,600.00   USD 1,418,467,600.00
-Scheduled Principal Payments                  17,211,769.03           17,211,769.03           9,432,049.43           9,432,049.43
-Unscheduled Principal Payments               393,448,475.79          393,448,475.79         215,609,764.73         215,609,764.73
+Principal Redraws                             22,116,664.50           22,116,664.50          12,119,932.15          12,119,932.15
-Insurance Proceeds                                     0.00                    0.00                   0.00                   0.00
-Liquidation Proceeds                                   0.00                    0.00                   0.00                   0.00
-Realized Losses from Liquidations                      0.00                    0.00                   0.00                   0.00
-----------------------------------     --------------------   ---------------------   -------------------    --------------------
Ending Collateral balance               AUD 2,199,900,945.23    AUD 2,199,900,945.23   USD 1,205,545,717.98   USD 1,205,545,717.98



CLASS B INFORMATION                                           PERIOD      SINCE INCEPTION             PERIOD      SINCE INCEPTION
--------------------------------------------       -----------------    -----------------   -----------------   ------------------
Outstanding Principal Balance Class B Notes        AUD 33,700,000.00    AUD 33,700,000.00   USD 18,467,600.00    USD 18,467,600.00
Outstanding Invested Amount of Class B Notes           33,700,000.00        33,700,000.00       18,467,600.00        18,467,600.00
Carry Over Class B Change Offs                                  0.00                 0.00                0.00                 0.00




QUARTERLY INTEREST COLLECTIONS WATERFALL                                  AUD                     USD
----------------------------------------------------     --------------------    ---------------------
INTEREST COLLECTIONS
Gross Interest Income Received from Mortgages               AUD 52,687,916.85       USD 28,872,978.43
Payments from/(to) Fixed/Floating Swap Provider                   (862,608.59)            (472,709.51)
Payments from/(to) Currency Swap Provider                      (29,132,455.65)         (15,964,585.70)
Interest Income received from Cash holdings                      3,341,519.35            1,831,152.60
Principal Draws                                                          0.00                    0.00
Liquidity Facility Draws                                                 0.00                    0.00
----------------------------------------------------     --------------------    ---------------------
Net proceeds available for Interest Waterfall               AUD 26,034,371.95       USD 14,266,835.83


DISTRIBUTION OF INTEREST COLLECTIONS
Trustee's fee and Expenses                                   AUD 6,267,647.51        USD 3,434,670,83
Interest Carryforward paid to A-1                                        0.00                    0.00
Interest Carryforward paid to A-2                                        0.00                    0.00
Interest Carryforward paid to A-3                                        0.00                    0.00
Current Interest due to A-1                                     48,136,916.31           26,379,030.14
Payments from swap provider due to A-1                         (29,132,455.65)         (15,964,585.70)
Interest Carryforward paid to Class B                                    0.00                    0.00
Current Interest due to Class B                                    658,050.21              360,611.51
Other                                                               25,863.46               14,173.18
Deposit into Cash Collateral Account                                     0.00                    0.00
Reimbursement of Principal Draws                                         0.00                    0.00
----------------------------------------------------     --------------------    ---------------------
Total Distribution of Interest Collections                  AUD 25,956,021.83       USD 14,223,899.96

Outstanding Deferred Management Fees                            AUD 78,350.12           USD 42,935.87

QUARTERLY PRINCIPAL COLLECTIONS WATERFALL                                 AUD                   USD
----------------------------------------------------     --------------------    -------------------
PRINCIPAL COLLATIONS
Principal Collections from outstanding mortgage loans     AUD 410,660,244.82     USD 225,041,814.16
Principal Rredraws from outstanding mortgage loans            (22,116,664.50)        (12,119,932.15)
Recovered from previously charged off mortgage loans                    0.00                   0.00
Other                                                                   0.00                   0.00
Less: Principal Draws for Interest Waterfall                            0.00                   0.00
Plus: Reimbursement of Principal Draws from
  Interest Waterfall                                                    0.00                   0.00
Net proceeds available for Principal Waterfall            AUD 388,543,580.32     AUD 212,921,882.02

                                                            CURRENT        SINCE      CURRENT        SINCE
OUTSTANDING SHORTFALLS AND CHARGEOFFS                        PERIOD    INCEPTION       PERIOD    INCEPTION
----------------------------------------------------     ----------   ----------  -----------    ---------
Principal Draws for Interest Waterfall                    AUD 0.00     AUD 0.00      USD 0.00     USD 0.00
Calls A-1 Interest Shortfall                                  0.00         0.00          0.00         0.00
Accrued Interest on Class A-1 Interest Shortfall              0.00         0.00          0.00         0.00
Class A-2 Interest Shortfall                                  0.00         0.00          0.00         0.00
Accrued Interest on Class A-2 Interest Shortfall              0.00         0.00          0.00         0.00
Class A-3 Interest Shortfall                                  0.00         0.00          0.00         0.00
Accrued Interest on Class A-3 Interest Shortfall              0.00         0.00          0.00         0.00
Carry Over Class A-1 Charge Offs                              0.00         0.00          0.00         0.00
Carry Over Class A-2 Charge Offs                              0.00         0.00          0.00         0.00
Carry Over Class A-3 Charge Offs                              0.00         0.00          0.00         0.00
Undistributed Principal Collections                           0.00         0.00          0.00         0.00

CASH COLLATERAL ACCOUNT                                                   AUD                   USD
----------------------------------------------------     --------------------    -------------------

Beginning Cash Collateral Account Balance                  AUD  16,974,809.58       USD 9,302,195.65
+Interest Earned on Cash Collateral Account                        274,094.39             150,203.73
+Deposit from Interest Collections Waterfall                             0.00                   0.00
-Current Period's Cash Collateral Account Draws                          0.00                   0.00
-Current Period's Release to cash collateral provider              274,094.39             150,203.73
Ending Cash Collateral Account Balance                      AUD 16,974,809.58       USD 9,302,195.65

Required Cash Collateral Account Balance                     AUD 5,499,752.36       USD 3,013,864.29

                                                                PERCENTAGE        LOAN
DELINQUENCY INFORMATION                            # OF LOANS     OF POOL       BALANCE       % OF POOL
----------------------------------------------     ----------   ----------    ------------    ---------
31-60 Days                                                 17       0.09%     2,520,267.00        0.11%
61-90 Days                                                  6       0.03%       773,551.00        0.04%
91+ Days (excluding Loans in Foreclosure)                   4       0.02%       836,541.00        0.04%
Loans in Foreclosure                                        0       0.00%              --         0.00%
Total                                                      27       0.15%     4,130,332.00        0.19%

LOSS INFORMATION                                                          AUD                   USD
----------------------------------------------------     --------------------    -------------------
Cumulative Loss since Inception Before Mortgage
  Insurance                                                          AUD 0.00               USD 0.00
Cumulative Loss since Inception After Mortgage
   Insurance                                                             0.00                   0.00

PREPAYMENT INFORMATION                                        THREE MONTH CPR           LIFE
----------------------------------------------------     --------------------    -------------------
                                                                       34.48%                 37.28%

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